02055937

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date November 14, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

NOV 18 2002

Dear Sirs

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services announces the completion of its ordinary capital increase" dated October, 30 2002

and

- "Zurich Financial Services to restructure ZCM Unit" dated November 12, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Andres Christen

dlw 11/26

Enclosure

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services announces the completion of its ordinary capital increase

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 30, 2002 – Zurich Financial Services today announces the completion of the ordinary capital increase approved by its shareholders on October 11, 2002. The nominal share capital increased by CHF 576,027,820 from CHF 864,041,730 to CHF 1,440,069,550 through the issuance of 57,602,782 fully paid registered shares with a nominal value of CHF 10 each at an issue price (*Ausgabebetrag*) of CHF 65 per share, generating aggregate gross proceeds of CHF 3.744 billion. This is equivalent to approximately USD 2.5 billion.

Trading of the new shares on virt-x and the London Stock Exchange's market for listed securities is expected to commence on October 31, 2002.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

This press release is neither an offering memorandum pursuant to Art. 652a of the Swiss Code of Obligations nor a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES. IN ADDITION, THE SECURITIES OF THE COMPANY ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services to restructure ZCM Unit

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, November 12, 2002 – Zurich Financial Services today announced a restructuring of its subsidiary Zurich Capital Markets Inc. (ZCM), concentrating on Zurich Capital Market's core strengths of asset management, customized structured products and client servicing to meet the needs of its clients invested in alternative assets.

David L. Wasserman, Chief Executive Officer of Zurich Global Assets, said, "Zurich Capital Markets has built a business creating innovative products for its clients. The restructuring of ZCM is in line with the Group's strategy to concentrate on core markets and core products in targeted regions."

Stephen A. Sinacore, Chief Executive Officer of ZCM, added, "This allows us to sharpen our focus and concentrate on our asset management based products and our proprietary technologies that enhance client services."

As part of the restructuring, ZCM will reduce its investment in non-core businesses including parts of its structured finance business and certain operations in Sydney, Australia. The reduction in these activities will be conducted over the next several months.

Zurich Capital Markets is a member of the Zurich Financial Services Group and serves a global client base including financial institutions, insurance companies, hedge funds, funds-of-funds, and high net worth individuals. ZCM has offices in New York, London, Dublin, Sydney, Tokyo and Hong Kong.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Shannon Bell
Zurich Financial Services, Public Relations
New York
Phone +1 212 871 1621

Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN